COASTAL BANKING COMPANY, INC.

36 Sea Island Parkway
Beaufort, South Carolina 29902

(843) 522-1228

June 19, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Attn:

Mr. Paul Cline

Mr. Michael Volley

Re:

Coastal Banking Company, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Filed on March 30, 2007

File No. 000-28333

Ladies and Gentlemen:

By this letter, Coastal Banking Company, Inc. (the “Company”) is responding to the comments received from your office by letter dated June 6, 2007 with respect to the above-referenced Form 10-KSB.  We have restated and responded to each of your comments below.

Financial Statements

1.

Please revise the footnotes to the financial statements to disclose your accounting policy for recognizing mortgage origination fees as income.  Also, describe the activities associated with this income.

The Company will revise its disclosure accordingly in future filings.  A draft of the proposed disclosure is included below for your review.

Loans held for sale

Lowcountry National Bank and First National Bank of Nassau County, subsidiaries of the Company (the “Banks”), originate 1-4 family real estate mortgage loans held for sale, which are funded by the Banks with a prior commitment for the loan to be purchased in the secondary market. These loans are generally recorded as an asset of the Banks for less than twenty business days and origination fees associated with these loans are recognized in income at the time of sale. The Banks also originate 1-4 family real estate mortgage loans that are pre-approved and funded at closing by the secondary market purchaser. The mortgage rate premiums received on secondary mortgage market loans are recognized in income when funds are received from the secondary market investor. Loans held for sale are carried at the lower of cost or fair value. Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Income.

Each of the Banks defers recognition of a portion of its mortgage origination fees in accordance with the requirements of FASB Statement No. 91.

The Banks also originate SBA loans, which in some cases are sold on the secondary market. Origination fees associated with these loans are amortized over the life of the loan or until a decision is made to sell.  Once the decision is made to sell, adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Income.

2.

Please revise the financial statements to disclose the aggregate amount of gains and losses resulting from the sale of loans held for sale.  To the extent you make the revision in the footnotes to the financial statements, identify where in the consolidated statements of income and statements of cash flows you have reported these amounts.  Refer to paragraph 13d of SOP 01-6.

The Company will revise its financial statements as requested in future filings.

For the fiscal year ended December 31, 2006, the Company included gains resulting from the sale of loans held for sale in the item “Mortgage Origination Fees.”  Had the Company reported the items separately, the financial statements would have disclosed the following amounts of income:

Mortgage Origination Fees

$430,382

Gain on Sale of Loans

$480,176

Total disclosed in 10-KSB under Mortgage Origination Fees

$910,558

***

The Company expressly acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (843) 525-5121.

Very truly yours,

/s/ James L. Pate III

James L. Pate III
Chief Financial Officer